UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25
NOTIFICATION OF LATE FILING

SEC FILE NUMBER

CUSIP NUMBER

(Check One):   ☐Form 10-K   ☐Form 20-F   x Form 10-Q ☐Form 10-D   ☐Form N-SAR

   For Period Ended:  March 31, 2010

    ☐  Transition Report on Form 10-K
    ☐  Transition Report on Form 20-F
    ☐  Transition Report on Form 11-K
    ☐  Transition Report on Form 10-Q
    ☐  Transition Report on Form N-SAR

   For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Organic Alliance, Inc.
Full Name of Registrant

Former Name if Applicable
401 Monterey Street, Suite 202
Address of Principle Executive Office (Street and Number)
Salinas, CA 93901
City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

X	(a) The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant has been unable to complete its Form 10-Q for the three months ended March 31. 2010, within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis.  Such delays are primarily due to Registrant’s management’s dedication of such management's time to business matters and financing transactions as disclosed in its current report filings. This has taken a significant amount of management's time away from the preparation of the Form 10-Q and delayed the preparation of the for the three months ended March 31, 2010.

PART IV--OTHER INFORMATION

1.	Name and telephone number of person to contact in regard to this notification

Parker Booth	(831)	240-0295
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☐ Yes  X No

Forms not filed are March 31, 2009 10Q, June 30, 2009 10Q, September 30, 2009 10Q and December 31 2009 10K.

3.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes  x No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Organic Alliance, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2010	By /s/ Parker Booth Parker Booth Chief Executive Officer, Director

INSTRUCTION:  The Form may be signed by an executive officer or the registrant or by any other duly authorized representative.  The name and title of the person signing the Form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.